Filed by TKB Critical Technologies 1

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TKB Critical Technologies 1

SEC File No.: 001-40959

Date: February 13, 2023

Transcript of Richard Barlow and Angela Blatteis’s Appearance on SPACInsider Podcast

Nick Clayton

So, Richard, the last time we talked, Wejo was in the process of closing its first SPAC combination with Virtuoso. And I really want to get into all of that SPAC stuff. But first, could you just give us a bit of an update on how things have progressed with the business since that first deal closed?

Richard Barlow

As we all know, we entered 2022 in the broader public markets, entering some really tough headwinds, the macro-economic environment changed the access to capital. I think this is becoming more of a key word in current tech updates, we optimized our current headcounts at the time. We didn’t go anywhere near the costs of the R&D, of scaling the business to the level that we first forecast, but we still showed strong revenue growth. We’ve not yet issued our 10-K yet, but we’re showing 200% to 300% growth between 2021 and 2022.

And we’re still showing that growth trajectory into this year as well and beyond. So, we came out the SPAC process with the sort of market rate of redemptions, not what we were planning for within our original forecasting. And then we focused the business on adding more vehicles on platform, but optimizing our costs, optimizing our margins, managing the headcount, but still doing some interesting innovations as well, which is now driving our ‘23 growth. So, it’s been an interesting first 15 months in the public markets. We’ve had some good support from institutions; good support from our strategics. We ended up running what we call a plug capital strategy, where we mitigated some of the high redemptions by raising further capital from our strategic partners.

So, for example, Sompo invested both in the original PIPE back in November ‘21, then invested again in July ‘22. So, a great, sign of support from our strategics. And we’ve raised further capital from other sources as well. So, an interesting first 15 months, but now with the transaction with TKB that we announced a couple of weeks ago we’re now showing the market, we’ve now found a longer-term source of capital. The markets have liked it, our stock was up 98% at a certain point in the last 30 days, we’ve had some good trading and meanwhile we’ve also given guidance that we will continue to scale our revenues and control our costs.

Nick Clayton

Yeah, and I wanted to touch upon that just a little bit, just because, all of these de-SPAC’d companies, many of them, you know, are operating with emerging technology and things like that. And it’s, in some ways a bit of a bitter pill to swallow just in the sense that, we were kind of going through a process with a lot of these companies with a certain kind of market that was rewarding certain things, and then we end up with a market that’s rewarding different things. So, I was just interested in how you manage that pivot a little bit, in terms of looking at, how much we’re looking at growth versus how much we’re looking at cost cutting and getting closer to that profitability. What were some of the things that you found that were really helpful in that? And how are you balancing those?

Richard Barlow

So we gave in our first 10-Q some KPIs that we will be focusing on a quarterly basis. Onboarding of vehicles on platform, billings or unique economics for each of those vehicles. And when it came to it, one of the first things we did was that we focused on our cloud costs our operating margin and what became clear was that to show scaling business in the U.S. then we have to have critical mass of data in key parts of the country.

So, we didn’t need to keep adding vehicles for the sake of adding vehicles. Adding vehicles long term continues to build a great data asset that helps us support opening up new markets. But short term it’s a cash drain. So, we focus on how we could sweat the assets we already had in platform. So, we went from 13 million vehicles on platform to 20 [million], our original forecast was 27 [million].

Not to say we’re short of vehicles to be onboarded. But it adds additional cloud processing costs and adds additional people costs. So, we’ve been very much focused on still having scale of revenues but improving our margins and we’ll keep doing that. That’s going to be a theme for the next couple years and beyond is how we get this business to cash flow positive to beyond breakeven with improving margins over time.

So that was a fundamental change to our original model, our original model was keep on onboarding vehicles, keep going to new territories as aggressively as possible, whereas the land grab approach where it is 18 months from adding vehicles to seeing a positive generation from adding those vehicles, we slowed that approach, while still showing that we’ve got a strong sales pipeline.

So, we continue to show our total contract values of scale every quarter, we’re now winning some big government multimillion dollar contracts as well, showing the value of our data, showing that we’re trusted in society, trusted by the public sector and adding some really interesting commercial contracts as well.

Melina

So, looking at your technology itself, how many data points are you collecting and exactly how are you sourcing it?

Richard Barlow

So, we’re adding about half a million data points a second. We’re at about 18 billion a day. We’ve added 20 trillion to date. So, we’re pretty much about 70% up from where we were a year ago, and those data points are sourced from multiple motor manufacturers, we call them OEMs. We’ve got 28 active OEM, tier one and fleet agreements.

So, the public companies we talk about are General Motors, who are also an investor, but also Ford, Toyota are some of OEMs, the motor manufacturers we refer to. Ford we have publicly talked recently about our US marketplace agreement and our Europe marketplace agreement.

Melina

Right. And how do your customers differ between those seeking out your marketplace data solutions versus your software and cloud tools?

Richard Barlow

So, our software and cloud tools are predominately focused back with motor manufacturers. So, what we found is, we launched a privacy module with a motor manufacturer last year, they employ tens of thousands of people in R&D and they wanted a compliant, safe approach to have access to millions of vehicles on platform. But have assurance that there wasn’t going to be any sort of a consent, compliance, regulatory challenges of all that data being presented back into the business.

So, we provide that stack that protects the OEM from having visibility of personal information where, there’s the DOBS Act, there’s the CCPA there is right to repair, GDPR in Europe there is various sort of acts or regulations that can expose the OEM if they inadvertently share PII data. We provided that module to protect them from that.

Melina

Got it, and so looking at the investor presentations from each of your two deals side by side, you’ve pulled back your future projections quite a bit. What are some of the things causing you to be more conservative there? Is it the rate of connected vehicles getting out there? The rate of customer adoption or perhaps something else?

Richard Barlow

No so in terms of customer adoption, we’re showing that we’ve reduced our time from identifying a prospect to going on platform from 20 months, 18 months ago, to now it’s about six months. So, customer adoption is not major challenge for us. We’ve got a strong sales pipeline we’re showing we’re signing contracts. But one of our big challenges being onboarding a vehicle to seeing positive margin is still about 18 months.

So, one of the things we focused on in the business is getting to cash flow positivity as quickly as possible with less capital. By nature of that, we focus on having less people and focus on our data acquisition costs and focus on our cloud costs. So, focusing on those things will delay some of our revenue scale.

But it means that we use fundamentally less capital than we first forecasted to do, so it gets us to cash flow positivity much quicker. It will delay, versus the original plan, our fundamental scale but only by a couple of years. So, if you’re long, then we still deliver on our long-term prospects, but we’re using fundamentally a lot less money than we first forecasted we’d need while still generating a highly profitable business in the medium term.

Nick Clayton

I definitely want to get Angela in here on this too, and just going to this deal with TKB, I’m interested from the perspective of both of you in terms of how the idea for such a transaction first came up, and that it is unique in a lot of ways and so, for Angela, how did Wejo kind of first come on your radar and this style of a transaction? And similarly, what were you seeing out there, Richard, in terms of what your financing options were and how the kind of a notion of a second SPAC deal kind of started to make sense?

Angela Blatteis
For us, right after we launched is pretty close to when Wejo had launched Virtuoso and we were seeing a fundamental shift in the market where redemptions were going from close to 0% to, at that point, 75% and presently at 99%. And I had spent close to 20 years in private equity, 40 years all in with investment banking, and knew a lot of people in private equity that might have deals that they would work with us on to take public and when the market changed, a lot of companies that would have been attractive for the public markets were just not interested at this time. So, if you didn’t need to go public and this was happening in the market, it didn’t make sense to do so, and so we started putting our thinking caps on.

We had some really good anchors and institutional investors, one of them pointed out that a SPAC actually could do a deal with a public company, which we hadn’t known. So, we started doing searches and worked with our underwriters and other investment banks to do searches, we looked at over 150 companies, and when we learned of Wejo, it really fit our mission criteria. So, our mission was to restore American technology leadership one investment at a time; the mission of safe autonomous vehicles and of using all this data to create a value-added solution that could be usable for safety was clearly a critical technology. So, we wanted to make sure that we found a company that had a strong management team and a strong board and was meant to be public ready. They met that criteria as well. We really leaned in with our diligence because we wanted to make sure that we weren’t going to catch a falling knife. We saw with the capital problems where it became crystal clear that they had expected over $350 million in closing funds and only got $100 million and change. So very hard to cut your operating expenses that quickly when you find out it has to be done prudently so you don’t throw out the baby with the bathwater.

We saw them making really good strides. The more we learned about the technology and spoke to more members on their management team that were involved in their company and their head of technology. The more excited that we got because we really feel the deal was at an inflection point and all they really needed was capital. We actually think it’s worth much more than it was when it came out a year ago at $800 million, because now then it was on track for $3 million, now for 2023, the guidance that’s provided at our merger agreement is $20 to $30 million of revenue and $75 million for the following year, and that’s while they’re basically halving their operating expenses from where it was in 2022. So, for us, we’re really excited, love their five-year contracts.

Nick Clayton

Yeah, and there’s so much that’s unique about this deal. I think what grabs a lot of people’s attention on the surface level obviously is a second SPAC deal for the same company. But the way that you structured this with the protective premium that it offers to shareholders, for instance, and it’s tied to a similar structure that was used in the past with BBW and Talbots. I’m interested in where did some of the ideas for this come from? How did you come to the structure and work out some of those details?

Angela Blatteis

Well, I’m going to credit one of our institutional investors, Ted Chen, at Carnegie Park, he’s been fantastic. He knew about the structure. He directed us to White & Case as those attorneys were previously involved with a comparable transaction. Ted was at a conference and met Wejo and said, I think I found you the right company. So, he was part of the concept of it and knew that it was a way to turn things around and to [potentially] stop 99% redemptions.

Offer your IPO holders in the public market something superior to what they get if they would redeem. If you do that, they’re going to be less inclined to redeem and they’ll want to play. In this case, we offer just shy of a 10% higher yield in newly issued Wejo shares, and we did it with the collar of a low of $0.50 in the share price and a high of $3 and each USCT shareholder will get anywhere from on the low end 22.5 shares for each USCT share, and on the high end of the stock price at $3, then they’d get 3.75 shares. So, the hope is that people that were standing on the sidelines wanting to buy Wejo because they saw the fundamental value but were scared because they knew they needed capital, are going to jump in and really support the stock, which is why I think after the transaction was announced, the stock almost doubled.

So, we’re expecting that once there’s a corporate announcement or we bring in some PIPE money and we make some announcements, their stock is going to soar, and that would be really exciting. Even though it means our shareholders get less shares per share. We’re interested in the overall long-term success of Wejo and we think that’s the best solution, let’s get their share price up, we’ll have a little less dilution and it’s still incredibly opportunistic. So, we think it’s a win-win transaction for both sides.

Richard Barlow

I was going to say it was interesting, we ran this plug capital strategy last year, but we knew raising short some capital you carry an overhang on your share price, and we knew we needed a longer-term strategy. I’d done some research, and my simple hypothesis was that there are 600 SPACs out there that have got capital, and they can’t possibly all be going through a 99% redemption.

How do we identify a SPAC that can come up with a model where the redemptions will be mitigated to some extent? We’d done some research with our advisors, we understood what a structure might look like, but then it’s finding the right SPAC and then serendipity kicks in. I, as Angela said, I met Ted at a conference and Ted mentioned to me his idea and I knew what he was talking about, and that was the moment where we both realized we’d both been looking for each other in some sort of structure and so we met each other, I think, last August. Angela and I had now met face to face. So in this new world of Zoom, where you can be anywhere, we’ve been together in L.A., I’ve met with Greg with Phillipe, I met the whole management team at TKB, and we realized that we were both aligned with the same objective, which was to come up with something which would work for both Wejo shareholders and TKB shareholders. So, it was one of those serendipitous moments, but we’d already worked through what the structure looked like, and it was finding the right SPAC that would actually enable this transaction to be completed. So far, the market has liked what we’re doing as Angela says, and we expect to make announcements on the way as we build a solid PIPE that we look to complete at some point in Q2.

Angela Blatteis

Carnegie Park is an investor in a number of SPACs. That’s their business and they chose us because many sponsors are just looking to do a transaction. With Phillipe’s CEO experience and Greg’s been an operator and my M&A structure in private equity, we were looking for a transaction where we could really add value that really made sense for the market.

We’re in it for the long term. It’s not just a quick transaction and on to the next one, and so I think Ted recognized that we were pretty hard working and we would really lean in and do due diligence, and this is one that really required that level of due diligence because it’s easy for somebody to look it on the surface and just say, this is too risky for us, and when you start to peel back the layers, we just got more and more excited.

Nick Clayton

Yeah. I wanted to ask both of you a question as well, looking forward with this in terms of, this new model, and Richard, you mentioned still the very large number of SPACs that are out there, as you’re looking at this as the company that’s out there, is this something that you would consider doing again? Because, the target of this conversation, out in the financial media, and people will point out certain costs associated with SPAC deals in isolation to other types of financing and what are the costs of the alternative, but still a lot of vehicles out there.

Is that something that you think companies should be considering as well, and you might consider again, down the road? Similarly with Angela, I’m just interested if you’ve had other SPACs ringing you up trying to follow the trend.

Richard Barlow

I think a lot of people are seeing what we’re doing. I don’t think they should underestimate the complexities of what we’ve implemented. This is not for the faint hearted. When I did the first SPAC, I think I did about 220 Zoom calls, and now we’re doing the same level of investor education. This is not easy capital. Our redemptions to date are comparatively low for the market because the investors buy into TKB’s management and buy in to the Wejo story. This is not easy money for a company who probably shouldn’t have done a SPAC first time round. We’re long public holders, and we’re lucky that we’ve demonstrated a profile of our Wejo shareholder who are long [in our stock]. We have great retail support, which has meant our stock is relatively liquid. It’s not right for everyone.

Angela Blatteis

I agree with that. I would add, I do think that we’re going to start a trend. I do think that more companies are going to look at this as an option and after we have cleared our deal with the SEC. I think everybody was really stunned that we were able to retain the shares that we wanted to retain [following the initial redemptions], in fact, almost 15% more.

I think that a lot of companies will look at it, and while we were looking at Wejo and talking about it, there are three other companies that approached me and were learning about what we were doing. And I’m just like, this can’t work for you; here’s why.

So, I think to Richard’s point is you have to have the stars aligned, but it is a very interesting option, and I think you’re going to see more of them.

Melina

Right. So, we talk a lot on this podcast about the advantages of going public through SPAC deals. But obviously being a public company is a double-edged sword at times. So, what were some of the things that were maybe unexpectedly easier and perhaps harder now in your time being public?

Richard Barlow

I think 2022 was not the year to say that certain things were easy. I’ve seen a number of CEOs of SPACs who’ve thrown in the towel. I’ve always been a long investor in Wejo, I will continue to be a long investor in Wejo as a public company as well.

2022 was not the year to say that was a stellar year where things were easy, even going through US GAP and having the auditors going through it’s such a change. Having your 10-Ks your 10-Qs, I’m not going to say anything was easy. The idea of going to public markets was having access to easy capital that was over in 2022, so you had to be creative.

I enjoyed that process. I didn’t feel it was difficult, but I’m not going to say it was easy for a lot of people out there, and we’re seeing that, so, it’s been a tough market, tough market for everyone. What is that saying? What doesn’t kill you makes you stronger… well, I think it’s been a great ride, you build on that experience, and we’ve built a very solid business, a solid management team, and we’ve shown that even cutting costs, we can still scale the business.

So, some businesses shut against public markets in the first place. We’ve proven we can still thrive in the public markets, and I think after this long-term capital is secured with TKB we will then show to the markets why we should have always been here.

Melina

Definitely and Wejo has been steadily increasing its total contract value. But what are some of the things you’re working on to increase the value generated from each individual contract?

Richard Barlow

Upsells are a big thing for us now. So, we’re showing that once we get embedded with a government agency or with a significant corporation that as we generate more data insights from this raw data, we can charge more and more and that’s massively accretive in terms of margin.

So, for us, we’re going to be looking at lots more long-term contracts with much higher values, that’s very much our focus now. Much easier to upsell an existing client than win a new client. We’re doing both, but very much focused now. We have a separate customer experience team who just focus on this upsell to sell more high value, valuable insights to our broad array of clients.

Angela Blatteis

When we took a look at their backlog, we could get very comfortable with their forecasts for 2023. And then when we looked at the pipeline and you just saw multiple negotiations going on in different areas of the same company, so just a lot of use cases for them and that was very encouraging to see.

Melina

So can you just walk us through how the proceeds from this deal will be used.

Richard Barlow

So, we’re always going to have one eye on innovation and innovation drives our upsell, so we will continue to have controlled investment in broadening our products, we’ve got an incredible relationship with Palantir who have been supportive in helping us strengthen our product portfolio, whilst still having one eye on costs. We’ll continue to invest in Sales and Marketing, not for Brand but for funnel.

So, we’re always going to have one eye on innovation to drive upsell but we’re going to be very much managing our costs; we’re not looking to suddenly increase the headcount for example this year, our headcount is going to be relatively flat all year. But the flip side is we’re also leveraging our strategic partners such as Palantir who have been really supportive in giving us that more mature product outlook and deeper product portfolio.

This all helps our total contract value. So, in terms of how the capital will be used, it’ll be used for revenue scale, improving margins, not headcount for the sake of headcount, not for adding vehicles for the sake of adding vehicles, but actually to drive us through to cash flow generation and positivity within less than couple years.

Nick Clayton

As you were just saying there, you’re not looking to necessarily, throw on 50 million more vehicles necessarily, but you have kind of a unique perspective on some of the other headwinds we’re seeing probably on you, but also on plenty of other companies, supply chain issues and the semiconductor shortage and how that was affecting car supply and new cars making it to market.

What have you been able to see and how are any of those winds effecting you at all?

Richard Barlow

Yes, it’s interesting, we see some interesting insights from our data. So, we see, for example, what’s known as migration, and even today, I saw something in the Financial Times about how short haul is dwindling in the US. We see from vehicles that people are doing a lot more long-distance driving. They’re not stopping at their local airport, which is a proxy to a short haul.

We’re seeing things like that; we’re seeing vehicles where they are going to a grey body shop rather than approved body shop. That’s an indication of potentially having access less cash, which, again could be an indication of some of the other headwinds you’ve referred to.

So, we’re seeing vehicles where the drivers are going to local dealership to look at potentially a different make and model as the vehicle they’re driving now, and then the cars going to an auction lot now. These are all trends rather than personal, but things like that give you a really interesting view about what is going on out there. In terms of the supply chain, we’re seeing vehicle duration by the same driver longer than the expected term. Predominantly vehicles are leased or financed that is a fixed term of two years or three years.

We’re seeing different durations. So, things like that are really interesting trends which we share in industry.

Melina

And you briefly touch upon use cases earlier, but have you had any use cases for your data that surprised you? And what do you think is the most exciting new thing that people are doing with Wejo tools?

Richard Barlow

I think the most exciting for me is and I’m not going to say this is the highest revenue one, but I think is the most exciting, is that we are helping one of the world’s largest logistics companies to deliver parcels quicker. And then a government agency points it out that an equivalent use case could be to help emergency responders get to an accident quicker or get to the scene of a crime quicker.

And that’s actually really interesting. If you think about if you’ve got live data, we have 35 times more data, than Waze, for example, we have a more accurate view than most mapping products out there because we see live data on every road, every street in the U.S. So, to be able to help people, frankly, save lives, that’s exciting.

Being able to help Departments of transportation with a view of every street and help them work through, well, if it’s a fender bender on a highway, it doesn’t need emergency service, it needs a recovery truck so that will help traffic flows quicker. That’s exciting to me and in a very in a geeky way but those are some of the short-term upsells that we’re already seeing and some of the immediate demand we’re getting from government agencies.

Nick Clayton

Angela, as you were looking through the different options and opportunities out there yourself, you had a bit of a unique perspective on Wejo given that it was already public at that point. And once you, I’m sure, got a closer look, you’re able to see it a lot more in terms of what it was going into, in terms of its contract structures and things like that that were changing.

As you were looking, just what were some of the things that jumped out to you about where Wejo was when that conversation started?

Angela Blatteis

Yeah, I’m so glad you asked that question. We did a fair amount of due diligence and as we started to look at the backlog and the pipeline, one of the things we noticed is they were moving away from raw data sales to value added solutions sales, which meant, instead of having a 30% contribution margin for a product, you have well over 60% contribution margin.

So that’s pretty exciting, and we noted that, breaking into the first automotive company or the first insurance company takes a lot of time. I think Richard referred to about 20 months, but once you’re in once you’ve got one Department of Transportation contract in in one state, it’s a lot easier to get the others in very quickly.

And it’s easier for the company and the sales team to be able to customize and tailor because there is not that much difference in terms of what they’re each looking for. So, we’re really excited about the margins, the product mix, where they are in their sales cycle. They’re going to be really generating a lot more revenues a lot more quickly with their existing customers and new customers and, the real irony is, a year ago or 15 months ago, this company came out with an $800 million enterprise value with a $145 million of operating expenses and less than $3 million in revenue.

Fast forward 15 months. The company is looking at $20 to 30 million in revenue for the present year, with less than half the operating costs that it had before, and it’s now trading at like a 10th of the value. So, we see it really as a huge opportunity and a very, very exciting time to be a Wejo shareholder.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this communication are forward-looking statements. Forward-looking statements with respect to TKB Critical Technologies 1 (“TKB”), Wejo Group Limited (“Wejo” or the “Company”) and their potential business combination and related transactions (the “Potential Business Combination”), include statements regarding the anticipated benefits of the Potential Business Combination, the anticipated timing of the Potential Business Combination, the products and services offered by Wejo and the markets in which it operates (including future market opportunities), Wejo’s projected future results, future financial condition and performance and expected financial impacts of the Potential Business Combination (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Potential Business Combination and the level of redemptions of TKB’s public shareholders, and Wejo’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “potential,” “project,” “representative of,” “scales,” “should,” “strategy,” “valuation,” “will,” “will be,” “will continue,” “will likely result,” “would,” and similar expressions (or the negative versions of such words or expressions). Forward-looking statements are based on current assumptions, estimates, expectations, and projections of the management of TKB and Wejo and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Potential Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TKB’s and Wejo’s securities, (ii) the risk that the Potential Business Combination may not be completed by TKB’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TKB, (iii) the failure to satisfy the conditions to the consummation of the Potential Business Combination, including the approval of the Potential Business Combination by the shareholders of TKB and Wejo, the satisfaction of the minimum trust account amount following any redemptions by TKB’s public shareholders (if applicable), the failure by Wejo to obtain the additional financing required to complete the Potential Business Combination, and the receipt of certain governmental and other third-party approvals (or that such approvals result in the imposition of conditions that could reduce the anticipated benefits from the Potential Business Combination or cause the parties to abandon the Potential Business Combination), (iv) the lack of a fairness opinion from Wejo in determining whether or not to pursue the Potential Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements relating to the Potential Business Combination, (vi) the effect of the announcement or pendency of the Potential Business Combination on Wejo’s business relationships, operating results, performance and business generally, (vii) risks that the Potential Business Combination disrupts current plans and operations of Wejo and the disruption of management’s attention due to the Potential Business Combination, (viii) the outcome of any legal proceedings that may be instituted against TKB or Wejo related to the Potential Business Combination, (ix) the ability to maintain the listing of the securities of the surviving entity resulting from the Potential Business Combination on a national securities exchange, (x) changes in the combined capital structure of TKB and Wejo following the Potential Business Combination, (xi) changes in the competitive industries and markets in which Wejo operates or plans to operate, (xii) changes in laws and regulations affecting Wejo’s business, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the Potential Business Combination, and identify and realize additional opportunities, (xiv) risks related to the uncertainty of Wejo’s projected financial information, (xv) risks related to Wejo’s rollout of its business and the timing of expected business milestones, (xvi) risks related to Wejo’s potential inability to achieve or maintain profitability and generate cash, (xvii) current and future conditions in the global economy, including as a result of the impact of the COVID-19 pandemic, inflation, supply chain constraints, and other macroeconomic factors and their impact on Wejo, its business and markets in which it operates, (xviii) the ability of Wejo to maintain relationships with customers, suppliers and others with whom Wejo does business, (xix) the potential inability of Wejo to manage growth effectively, (xx) the enforceability of Wejo’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xxi) costs or unexpected liabilities related to the Potential Business Combination and the failure to realize anticipated benefits of the Potential Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions, (xxii) changes to the proposed structure of the Potential Business Combination that may be required or are appropriate as a result of applicable laws or regulations, (xxiii) the ability to recruit, train and retain qualified personnel, and (xxiv) the ability of the surviving entity resulting from the Potential Business Combination to issue equity or obtain financing.

The foregoing list of factors that may affect the business, financial condition or operating results of TKB and/or Wejo is not exhaustive. Additional factors are set forth in their respective filings with the U.S. Securities and Exchange Commission (the “SEC”), and further information concerning TKB and Wejo may emerge from time to time. In particular, you should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of (a) TKB’s (i) prospectus filed with the SEC on October 28, 2021, (ii) Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 14, 2022, (iii) Forms 10-Q filed with the SEC on May 13, 2022, August 12, 2022 and November 12, 2022, (b) Wejo’s (i) Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 31, 2022 (as amended on April 11, 2022), (iii) Forms 10-Q filed with the SEC on May 16, 2022, August 15, 2022 and November 21, 2022, and (c) other documents filed or to be filed by TKB and/or Wejo with the SEC (including a registration statement on Form S-4 to be filed in connection with the Potential Business Combination). There may be additional risks that neither TKB nor Wejo presently know or that TKB and Wejo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Readers are urged to consider these factors carefully in evaluating these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. TKB and Wejo expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law, whether as a result of new information, future events, or otherwise. Neither TKB nor Wejo gives any assurance that either TKB, Wejo or the combined company will achieve its expectations.

No Offer or Solicitation.

This communication does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

NONE OF THE SEC NOR ANY OTHER SECURITIES COMMISSION OR SIMILAR REGULATORY AGENCY OF ANY OTHER U.S. OR NON-U.S. JURISDICTION HAS REVIEWED, EVALUATED, APPROVED, DISAPPROVED, PASSED UPON OR ENDORSED THE MERITS OF, THE POTENTIAL BUSINESS COMBINATION OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN, OR DETERMINED THAT THIS COMMUNICATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

To the fullest extent permitted by law, in no circumstances will TKB, Wejo or any of their respective subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the Potential Business Combination, TKB and Wejo intend to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all shareholders of TKB and Wejo. TKB and Wejo will also file other documents regarding the Potential Business Combination with the SEC. Before making any voting or investment decision, investors and security holders of TKB and Wejo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Potential Business Combination as they become available because they will contain important information about the Potential Business Combination. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TKB and Wejo through the website maintained by the SEC at www.sec.gov. The documents filed by TKB with the SEC also may be obtained free of charge upon written request to TKB Critical Technologies 1,400 Continental Blvd, Suite 6000, El Segundo, CA 90245 or via email at ablatteis@tkbtech.com. The documents filed by Wejo with the SEC also may be obtained free of charge upon written request to Wejo Group Limited, ABC Building, 21-23 Quay Street, Manchester, M3 4A or via email at investor.relations@wejo.com.

Participants in the Solicitation.

This communication may be deemed solicitation material in respect of the Potential Business Combination. TKB, Wejo and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from TKB’s or Wejo’s shareholders in connection with the Potential Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Potential Business Combination and their ownership of TKB’s or Wejo’s securities, as applicable, are, or will be, contained in their respective filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Potential Business Combination may be obtained by reading the proxy statement/prospectus regarding the Potential Business Combination when it becomes available. You may obtain free copies of these documents as described above